EXHIBIT 2
                                                                       ---------



                         Pardus Capital Management L.P.
                     1001 Avenue of the Americas, Suite 1100
                               New York, NY 10018

                                                             November 17, 2005

Bally Total Fitness Holding Corporation
8700 West Bryn Mawr
Chicago, IL 60631
Attn:  Board of Directors

Gentlemen:

         Pardus Capital Management L.P. ("PCM"), in its capacity as the investment manager of Pardus European Special Opportunities Master Fund L.P. ("Pardus"), is the beneficial owner of 5,087,693 shares (the "Shares") of common stock, par value $0.01 per share, of Bally Total Fitness Holding Corporation (the "Company"). Pardus is the record owner of 1,000 of such Shares directly in its own name and the record owner of 1,000 of such Shares in the name of Pardus Capital A/C Pardus European Special Opportunities Master Fund L.P. As you are aware, we have formally submitted our nomination of Charles J. Burdick, Barry R. Elson and Don R. Kornstein, three highly qualified independent candidates, for election to the Company's board of directors in the class of directors that is up for election at the upcoming annual meeting of stockholders presently scheduled for January 26, 2006 (the "Annual Meeting"). We understand that the nominating committee and certain members of management of the Company have had the opportunity to meet with and interview Messrs. Burdick, Elson and Kornstein as well as two additional highly qualified individuals we proposed for consideration, Mr. David R. Van Valkenburg and Mr. Thomas J. Albani, and we are hopeful that the nominating committee will recommend that the full board support all of these distinguished and experienced candidates for service on the Company's board.

         In light of publicly available information and statements made by Company representatives, we understand that there are two existing vacancies on the Company's board of directors in the classes of directors not otherwise up for election at the Annual Meeting; one in each of the two classes of directors whose terms expire at the annual meetings of stockholders in 2006 and 2007. Delaware law permits Pardus to nominate individuals to fill these vacancies as well, but Pardus has chosen for now to formally nominate only Messrs. Burdick, Elson and Kornstein and not Messrs. Van Valkenburg and Albani.

         Our decision to nominate only three candidates and not five is driven by our sensitivity to the fact that, in light of the current composition of the board, the election of four or more stockholder nominees may result in a "change of control" of the Company under its 10 1/2% senior notes and 9 7/8% senior subordinated notes, and the election of five stockholder nominees may further result in a "change of control event" under the Company's credit agreement, thereby potentially requiring the Company to refinance its outstanding indebtedness. We are also aware that the election of four stockholder

Bally Total Fitness Holding Corporation
Page 2

nominees may affect the Company's executive compensation arrangements, including accelerated vesting of options and the elimination of limitations on restricted stock awards.

         Given our sensitivity to the implications that such a "change of control" of the Company could have as a result of its impact on the Company's debt securities, we have decided at this time not to formally nominate Messrs. Van Valkenburg and Albani to fill the two vacancies in the classes of directors not otherwise up for election at the Annual Meeting. However, in light of their impeccable credentials as highlighted herein and as we believe was clearly demonstrated to the nominating committee and management in their meetings with each of them, we strongly encourage the board to consider Messrs. Van Valkenburg and Albani to fill the two existing vacancies on the board in the classes of directors whose terms expire in 2006 and 2007.

         Mr. David R. Van Valkenburg currently serves as Chairman and President of Zero Point Corporation, a computer network engineering company, as Chairman of Balfour Associates, Inc., an international consulting firm, and as a member of the PCM Advisory Board. Mr. Van Valkenburg provides advice and counsel to chief executive officers, boards of directors, senior lenders and private equity funds in the United States and other regions. He has broad experience serving on the boards of a number of companies and in July 2002 he was appointed by the bankruptcy court to serve as an independent advisor in the Adelphia bankruptcy case. Mr. Van Valkenburg earned his M.B.A. from Harvard University, his M.S. in Radiation Biophysics at the University of Kansas and his B.S. in Science Composite from Malone College.

         Mr. Thomas J. Albani currently serves as a director of Select Comfort Corporation, a manufacturer, retailer and direct marketer of adjustable firmness beds, and a director of Igloo Products Corporation, a leading manufacturer and marketer of portable coolers. From 1991 to 1998, Mr. Albani served as the Chief Executive Officer of Electrolux Corporation where he was brought in by the company's creditors following an unsuccessful LBO to restore the company to profitability. He has held a series of senior management and operational positions with Allegheny International, Inc., Sunbeam Corporation, General Electric Corporation and McKinsey & Company, and has served on the boards of directors of a number of other companies. Mr. Albani earned his M.B.A. in Marketing from the Wharton Graduate School of Business at the University of Pennsylvania, and his B.A. in Political Science from Amherst College.

         As a stockholder in the Company, our objective is to ensure that the Company's board of directors is comprised of highly qualified representatives who will take appropriate measures to enhance stockholder value and restore public confidence and support in the Company. While we strongly encourage the board to consider and support the three nominees for election at the Annual Meeting proposed in our formal notice of

Bally Total Fitness Holding Corporation
Page 3

nomination, we also hope that the board will recognize Messrs. Van Valkenburg and Albani as highly qualified independent individuals with broad, relevant turnaround and restructuring experience. We firmly believe that, if appointed to the board, Messrs. Burdick, Elson, Kornstein, Van Valkenburg and Albani would provide immediate contributions and help lead the Company back to a position of strength and prosperity.

         As we noted in our previous correspondence with you, it is with reluctance that we have begun to spend our money and time pursuing a proxy contest; it would be an utter waste of stockholder money and management time for the Company to object to qualified candidates, especially when broad, existing stockholder sentiment against the Company's management team makes the outcome of an election contest a foregone conclusion. Despite our formal nomination of Messrs. Burdick, Elson and Kornstein, and our recommendation that the board consider Messrs. Van Valkenburg and Albani to fill the existing vacancies on the board, we remain willing to pursue a path that does not involve a proxy contest if the end result is the establishment of a board comprised of qualified independent representatives with the skill sets necessary to regain stockholder confidence and support in the Company and board and who will represent the best interests of all of the Company's stockholders going forward.

         Separately, we are still very concerned about management's ongoing pursuit of any number of strategic transactions that are designed to entrench current management and that would not be in the best interests of the Company's stockholders, particularly when stockholders lack confidence in management and the board. As we have previously expressed, we urge the Company in the strongest terms to refrain from any dispositions, financings, stock issuances, change of control transactions or entering into any agreement with a third party that might result in the payment of commitment, break-up or other fees or the incurrence of due diligence expenses until the Company's restated financial statements are publicly available and a stockholders meeting for the election of directors has been held. Any such transaction should only be considered and approved by a board of directors that has broad stockholder support and part of a fair and open process that will maximize stockholder value and as to which stockholders are fully informed.

          This letter is written without prejudice to Pardus' rights to nominate additional candidates for election to the board of directors of the Company at the Annual Meeting, none of which are waived, and each of which is expressly reserved.


                            [SIGNATURE PAGE FOLLOWS]

                                   Sincerely,


                                   PARDUS CAPITAL MANAGEMENT L.P.

                                   By:  Pardus Capital Management LLC, its
                                            general partner


                                   By: /s/ Karim Samii
                                       -----------------------------------
                                       Name: Karim Samii
                                       Title: Sole Member


cc: Jeffrey D. Marell, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP Carl L. Reisner, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP